EXHIBIT 16.1 TO FORM 8-K


October 20, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549



We have read Item 4 of Form 8-K dated October 20, 2004, of Netwolves Corporation and are in agreement with the statements contained in section (a) paragraphs two, three, four and five on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the fourth paragraph therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2004 financial statements.


                                        /s/ Ernst & Young LLP